Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 23, 2004

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on June 23, 2004, entitled “VODAFONE GROUP PLC: MANAGEMENT CHANGES”.

23 June 2004

VODAFONE GROUP PLC: MANAGEMENT CHANGES

Vodafone Group Plc announces today that Vittorio Colao informed the Company, yesterday evening of his intention to resign from the Board of Vodafone Group Plc with effect from 27 July 2004. It is intended that Pietro Guindani, currently Chief Financial Officer of Vodafone Italy and the Southern European, Middle East and Africa Region will be appointed Chief Executive of Vodafone Italy as well as Chief Executive for the region. Vittorio has accepted the position as Chief Executive of RCS MediaGroup, the largest Italian publishing and media company. He is remaining with Vodafone until July to ensure an effective handover of his responsibilities.

Arun Sarin Chief Executive of Vodafone said, “In his role as Chief Executive of Vodafone Italy, Regional Chief Executive and Main Board Director, Vittorio has contributed enormously to transforming Vodafone into a strong, successful global company. Vittorio will be leaving us having identified Pietro Guindani, a highly capable and experienced individual, who will continue to manage the success of the businesses in the region as well as the operation in Italy. Pietro has been with Vodafone Italy since 1994, having been appointed CFO of the company upon its formation. We wish Vittorio every good fortune in the position he has chosen to take up at RCS.

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For further information:
Vodafone Group
Tim Brown, Group Corporate Affairs Director
Tel: +44 (0) 1635 673310

Investor Relations
Melissa Stimpson
Darren Jones
Tel: +44 (0) 1635 673310

Media Relations
Bobby Leach
Ben Padovan
Tel: +44 (0) 1635 673310

Tavistock Communications
Lulu Bridges
Justin Griffiths
Tel: +44 (0) 20 7920 3150

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 23 , 2004	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary